1933 Act Registration Statement
Legal Examination and Review Report - Addendum

Registrant: **Discovery Partners International, Inc.**
File No.:   **333-134438**
Form: **S-4/A; Draft Amendment No. 2**
Date Filed: **Received by fax August 3, 2006**

( )   Amendment
(**X**)   Supplemental Draft Response

Examiner: **Sonia Barros**
Date Completed: **August 4, 2006**

Legal Reviewer: **Jeffrey Riedler**
Date Completed:

Accountant: **Sasha Parikh / Mary Mast**
Status of Accounting:

Procedural Steps

- Response Letter submitted electronically
  Yes (**X**)   No ( )   NA ( )

- Rule 83 Confidentiality requested for entire letter? (*CF Memo 4-02*)
  Yes ( )   No (**X**)   NA ( )

- Subsequent filings?
  Yes (**X**)   No ( )   NA ( )
  <u>List filings</u>:   **Form 425 filed 8/3/06.**

- Relevant to current review?
  Yes (**X**)   No ( )   NA ( )
  <u>If yes, explain</u>:   **Infinity presentation.**

- Acceleration request - *Rule 461*
  Yes ( )   No (**X**)   NA ( ) **– But company has verbally indicated it wishes to go by 8/7/06, the date the financial statements become stale.**

- Preliminary distribution information - *Rule 460*
  Yes ( )   No ( )   NA (**X**)

- Compliance with prospectus delivery rules?(IPOs) - *Rule 15c2-8*

Yes ( ) No ( )   NA (**X**)

- NASD "no objections" clearance (re: underwriters' compensation)
  Yes ( ) No ( )   NA (**X**)

- Re-checked NRSI
  Yes (**X**) No ( )   NA ( ) **– Nothing new found.**

- Confidential treatment request
  Yes (**X**) No ( )   NA ( )
  <u>Status</u>: **Filed 7/11/06. Comment letter issued 8/2/06. Response expected today.**

Examiner's Remarks

- Overall Level of Compliance:
  (**X**) Registrant complied with all prior comments
  (**X**) Follow-up comments necessary
  (**X**) Additional/new comments proposed

- Material New Issues:
  (**No**) Changes in filing/recent developments
  (**No**) Registration fee table changes
  (**No**) Other (specify): _____

<u>Procedural History / Brief History of Correspondence with Registrant:</u>
First comment letter issued on 5/24/06.
Amendment no. 1 filed 7/11/06.
Second comment letter issued 7/25/06.
Supplemental draft amendment no. 2 received 8/1/06.
Third comment letter issued 8/2/06.
Supplemental draft amendment no. 2 received 8/3/06.

<u>Brief Summary of Responses to Comments:</u>
No further comments proposed.

<u>Pending Material Issues and Status:</u>
Confidential treatment request.

Reviewer's Remarks

No further reviewer comments